UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q
[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the period ended September 30, 2013.

[   ]           Transition Report on Form 10-K.

[   ]           Transition Report on Form 20-F.

[   ]           Transition Report on Form 11-K.

[   ]           Transition Report on Form 10-Q.

    For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE

COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Thunder Mountain Gold, Inc.

Full Name of Registrant

Commission file number: 001-08429

SEC File Number

5248 W. Chinden Blvd.

Boise, Idaho

(Address of principal executive offices, including zip code.)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,11-K, 20-F, 10-Q and Form 10-QSB,  N-SAR, or other transition  report or portion thereof, could not be filed within the prescribed period.

The Company is unable to file its quarterly report on Form 10-Q for the period ended September 30, 2013 within the prescribed time period without unreasonable effort or expense. Management deems it necessary that additional time be taken in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report.

The Company expects to file its Form 10-Q within the 5 calendar day period described in Part II (b) above.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Eric Jones

(208) 658-1037

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify reports.

Yes           [X]           No           [  ]

3.

Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes           [   ]           No           [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Thunder Mountain Gold, Inc. has caused this notification to be signed on its behalf by the undersigned, hereunto duly authorized, on this 14th day of November, 2013.

THUNDER MOUNTAIN GOLD, INC.
(the Registrant)

BY:	/s/ Eric Jones
Eric Jones
President